Exhibit 8.1

List of Subsidiaries of Valcent Inc.
As of September 28, 2007

We currently conduct some of our operations through subsidiaries.  Each of the subsidiaries does business under its own name.  The following is a list of our subsidiaries:

Name under which subsidiary operates*	State of Incorporation
Valcent USA Inc.	Nevada

Valcent Management, LLC	Nevada

Valcent Manufacturing Ltd.	Texas

Valcent Products EU Limited	Great Britian